

10032115



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glover Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Peachtree Street, N.E., Suite 506
(No. and Street)

Atlanta (City) Georgia (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marion Glover 404 523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Ste 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marion B. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glover Capital, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2010



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. as of June 30, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

August 18, 2010

Frazier & Deeter, LLC

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2010

Assets

Cash	$	44,380
Income taxes receivable		340
Total Assets	$	44,720

Liabilities and Stockholder's Equity

Liabilities:		
Due to related party	$	2,738
Total liabilities		2,738
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		34,482
Total stockholder's equity		41,982
Total Liabilities and Stockholder's Equity	$	44,720

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2010

Revenues:	
Interest and dividends	$ 436
Expenses:	
Regulatory fees	3,614
Other expenses	42,991
	46,605
Net Loss	$ (46,169)

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Stockholder's Equity

For the Year Ended June 30, 2010

	Common Stock		Additional		
	Shares	Par Value	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2009	5,000	$ 5,000	$ 2,500	$ 80,651	$ 88,151
Net Loss	-	-	-	(46,169)	(46,169)
Balance, June 30, 2010	5,000	$ 5,000	$ 2,500	$ 34,482	$ 41,982

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2010

Increase (Decrease) in Cash

Cash flows from operating activities:

Cash paid for regulatory fees	$	(3,614)
Cash paid for other expenses		(42,962)
Interest and dividends received		436
Net cash used in operating activities and decrease in cash		(46,140)
Cash, beginning of year		90,520
Cash, end of year	$	44,380

Reconciliation of Net Loss to Net Cash Used In Operating Activities

Net loss	$	(46,169)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Due to related party		29
Total adjustments		29
Net cash used in operating activities	$	(46,140)

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

Basis of presentation

The Company has adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification* (Codification) *and the Hierarchy of Generally Accepted Accounting Principles* (GAAP) (SFAS No. 168). SFAS No. 168 required that the Codification become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority. The adoption of SFAS No. 168 did not have a material impact on the Company's financial statements or disclosures.

Revenue recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenues related to the sale of a company are recognized when collectability is reasonably assured, persuasive evidence of an arrangement exists, and prices are determinable, as evidenced by a signed customer contract, and when the deal "closes."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate for anticipated credit losses as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2010, there were no commissions receivable or allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

As of June 30, 2010, the Company has federal and state net operating loss carryforwards of $55,361 available to reduce future taxable income, which expire at various dates through 2030. The significant temporary difference is the carryforwards that give rise to net deferred tax assets before valuation allowance. At June 30, 2010, the Company had $8,304 in deferred tax assets. The Company's management concluded that it was more likely than not that deferred tax assets would not be recovered and has provided a valuation allowance for the full amount of its net deferred tax assets at June 30, 2010. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Effective July 1, 2009, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending June 30, 2007. As of June 30, 2010, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through August 18, 2010, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of June 30, 2010, have been incorporated into these financial statements.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $41,523 which was $36,523 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1 at June 30, 2010.

Note 3 - Transactions with related party:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2010, the Company paid $27,339 to Glover & Associates, Inc. for various operational expenses.

Note 4 - Possession or control requirements:

The Company does not have any possession or control of customer funds or securities.

Note 5 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

Our report on our audit of the financial statements of Glover Capital, Inc. for the year ended June 30, 2010 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 18, 2010

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

GLOVER CAPITAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

June 30, 2010

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Cash	$ 44,380	$ -	$ -	$ 44,380
Income taxes receivable	340	-	-	340
	$ 44,720	$ -	$ -	$ 44,720
Liabilities and Stockholder's Equity				
Liabilities:				
Due to related party	$ 2,738	$ -	$ -	$ 2,738
Stockholder's equity:				
Common stock	5,000	-	-	5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	34,482	-	-	34,482
	$ 44,720	$ -	$ -	$ 44,720
Revenues and (Expenses)				
Interest and dividends	$ 436	$ -	$ -	$ 436
Regulatory fees	(3,614)	-	-	(3,614)
Other expenses	(42,991)	-	-	(42,991)
	$ (46,169)	$ -	$ -	$ (46,169)

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 41,982
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		41,982
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		41,982
Deductions and/or charges:		
Total nonallowable assets - taxes receivable	$ 340	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(340)
Net capital before haircuts on securities positions (tentative net capital)		41,642
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other - UBS	119	(119)
Net capital		$ 41,523

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

June 30, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	2,738
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,738

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	183
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1500%	$	36,523
Excess net capital at 1000%	$	35,523
Percentage of aggregate indebtedness to net capital		7 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	41,523
Net audit adjustments		-
Net capital per previous page	$	41,523

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

June 30, 2010

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Glover Capital, Inc. (the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

August 18, 2010

During the period from July 1, 2009 through June 30, 2010, Glover Capital, Inc. paid fees of $150 to the SIPC which represented the minimum General Assessment. In accordance with the Securities and Exchange Commission Rule 17a-5 (e) (4), Glover Capital, Inc. did not have revenues in excess of $500,000 during the period from July 1, 2009 through June 30, 2010, and is therefore exempt from filing a supplemental independent public accountant's report.



Marion B. Glover

8-20-10

Date